UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF

1934

For the month of April 2013

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.

(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.

(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 - 28º andar

São Paulo, S.P.

Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

TELEFÔNICA BRASIL S.A.

TABLE OF CONTENTS

Item

1.	Press Release entitled “Minutes of the 15th Regular Shareholders’ Meeting and 37th Special Shareholders Meeting” dated on April 16, 2013.

TELEFÔNICA BRASIL S.A.

Publicly-held Company

CNPJ/MF 02.558.157/0001-62 - NIRE 35.3.0015881-4

MINUTES OF THE 15th REGULAR SHAREHOLDERS’ MEETING

AND 37th SPECIAL SHAREHOLDERS MEETING

I. Date, Time and Place: April 16, 2013, at 11:00 a.m., in the Company’s head-office, at Avenida Eng. Luiz Carlos Berrini, nº 1376, in the Capital of São Paulo State.

II. Calling: Call notice published in the State of São Paulo Official Gazette, on March 13, 14 and 15, 2013, pages 44, 110, 140, respectively, and in newspaper Valor Econômico, on March 13, 14 and 15/16/17, 2013, pages A10, B15, C9, respectively.

III. Agenda:

At the Regular Shareholders’ Meeting:

1.	Receipt of the Directors’ and Executive Officers’ Rendering of Account, examination, discussion and voting of the Management’s Report, Financial Statements, enclosed with the Independent Auditors’ and Statutory Audit Committee’s Opinions for the fiscal year ended on December 31, 2012;
2.	Voting of the allocation of the net income for the fiscal year ended on 12.31.2012;
3.	Election of the Board of Directors for a new term of office;
4.	Election of the Statutory Audit Committee for a new term of office

At the Special Shareholders’ Meeting:

1.	Determination of the overall annual compensation of the Directors/Executive Officers and of the members of the Statutory Audit Committee.
2.	Voting of the proposal for amendment to article 17, item (xxviii) of the Company’s Bylaws, in order to add incumbency upon the Board of Directors for appointing the executive officer for wholesale activities.
IV.	ATTENDANCE: the meeting was attended by shareholders representing 91.94% of the holders of outstanding common shares and 38.14% of the holders of outstanding preferred shares, pursuant to the records and signatures appearing in the Shareholders Attendance Book no. 002, pages 63 (overleaf) and 70, thus representing a quorum for the meeting to be opened and pass resolutions. The meeting was also attended by the Company’s executive officer, Mr. Breno Rodrigo Pacheco de Oliveira, General Secretary and Legal Counsel; the members of the Statutory Audit Committee, Messrs. Flávio Stamm and Stael Prata Silva Filho; the Chief Financial Officer, Mrs. Paula Mansur; the Company’s Accountant, Mr. Giuliano Augusto de Melo; the Special Projects Division Manager, Mr. Celso Martello; the Investor Relations Officer, Mr. Luis Carlos da Costa Plaster; the Investor Relations Manager, Mrs. Maria Tereza Ali Pelicano David; the Corporate Matters Executive Officer, Mrs. Michelle Morkoski Landy and the representative of the independent auditors company, Directa Auditores, Mr.

Clóvis Madeira. Mr. Antonio Gonçalves de Oliveira, director of the Company, was also present.

V. PRESIDING BOARD:	Breno Rodrigo Pacheco de Oliveira – Chairman Michelle Morkoski Landy – Secretary

VI. Resolutions: The shareholders attending the meeting, with due regard to legal abstentions, have adopted the following resolutions:

1 - As for item “1” of the Agenda of the Regular Shareholders’ Meeting: the Chairman informed that the documents pertaining to the rendering of account of the Company’s Management were available to the Shareholders, namely: the Management Report, the Company’s complete and consolidated Balance Sheet and other Financial Statements and Explanatory Notes, enclosed with the Report issued by the Independent Auditors, Directa Auditores, about the Financial Statements (opinion) and the Statutory Audit Committee’s Opinion, both of them issued without restrictions, all of them referring to the fiscal year ended on 12/31/2012. Following, the Chairman proposed and the attendees accepted that the reading of the above mentioned documents should be waived, since they were fully known to all of them, which documents, in compliance with the legal provisions, were fully published in the following newspapers: Valor Econômico and State of São Paulo Official Gazette, on February 25 and 26, 2013, respectively, having been also made available on the IPE System at the website of the Brazilian Securities and Exchange Commission/Bovespa, on the Internet, in the form and within the period provided for in CVM Instruction 481/09. Upon being submitted to discussion and voting, the matter contained in “item 1” of the agenda of the Regular Shareholders’ Meeting was unanimously approved by the shareholders who exercised their voting right, such full and express approval, without any restriction or qualification whatsoever, included the Management’s Annual Report and the rendering of account of the Directors and Executive Officers, the Balance Sheet and the Company’s and consolidated Financial Statements and Explanatory Notes, all of them for the fiscal year ended on 12/31/2012, enclosed with the corresponding legal opinions.

2 – The matter in item “2” of the agenda of the Regular Shareholders’ Meeting, referring to the proposal for allocation of the net income of 2012, was examined, which reads as follows:

“MANAGEMENT’S PROPOSAL FOR ALLOCATION

OF THE NET INCOME FO FISCAL YEAR 2012

To the Shareholders,

In conformity with article 192 of Law 6.404/76 and with CVM Instruction no. 481, dated December 17, 2009, Art. 9, §1 – II, this Management hereby proposes to the Shareholders that the net income for the fiscal year ended December 12, 2012, in the amount of four billion, four hundred and fifty-three million, five hundred and seventy-two thousand, nine hundred and fifteen reais and thirty-eight cents (R$4,453,572.38) shall be allocated as follows:

1. ALLOCATION OF THE NET INCOME FOR THE YEAR

In accordance with Art. 26, Paragraph 1(ii) of the Company’s Bylaws, 25% of the adjusted net income pursuant to items II and III of art. 202 of Law no. 6404/76 shall be mandatorily distributed as minimum mandatory dividends to all the shareholders.

Paragraph 1(iii) of the same articles provides for that the balance, after compliance with the provisions set forth in the previous items of the mentioned article, shall be allocated as may be decided by the General Shareholders’ Meeting, based on a proposal to be submitted by the Board of Directors.

In conformity with article 193 of Law no. 6404/76, five percent (5%) of the Net Income were allocated to the Legal Reserve, in the amount of two hundred and twenty-two million, six hundred and seventy-eight thousand, six hundred and forty-five reais and seventy-seven cents (R$222,678,645.77). Thus, the adjusted net income for fiscal year 2012 shall be the base for calculation of the mandatory minimum dividend, as shown below:

Net Income for the Year	4,453,572,915.38
(-)Legal Reserve	(222,678,645.77)
Adjusted net income	4,230,894,269.61
Mandatory Minimum Dividend (25% of the adjusted net income)	1,057,723,567.40
Interim Dividends to be distributed	2,772,521,462.40
Balance of the net income for the year to be allocated	1,458,372,807.21

Preemptive rights of the holders of preferred shares:

In accordance with article 7 of the Company’s Bylaws, the holders of preferred shares are entitled to a dividend of ten percent (10%) higher than the dividend payable to the holders of common shares.

Allocations made in the fiscal year 2012

a. Interim Dividends:

In consideration of the provisions in item XXVI of article 17 and in article 27 of the Company’s Bylaws, combined to article 7, as well as in articles 204 and 205 of Law no. 6404/76, the Management has decided that payment of interim dividends shall be made on the following dates and under the following conditions:

November 05, 2012 – approval of the amount of one billion, one hundred and twenty-two million, five hundred and twenty-one thousand, four hundred and sixty-two reais and forty cents (R$1,122,521,462.40), based on the income balance stated in the quarterly balance sheet as of June 30, 2012, paid as from December 12, 2012 to the holders of common and preferred shares of record with the Company by the end of November 23, 2012. After such date, the shares were deemed to be “ex-dividends”. Said dividends were deducted from the minimum mandatory dividends payable for fiscal year 2012 and, and such, are considered for all effects of the corporate law.

The table below show a summary of the distributions made in the fiscal year:

Total Amount	1,122,521,462.40
Interim dividends approved on November 05, 2012	1,122,521,462.40

Per share value	ON	PN [1]
Interim dividends approved on November 05, 2012	0.937416718636	1.031158390499

1 10% higher than the per share value of common shares, as set forth in article 7 of the Company’s Bylaws.

Allocations to be made in fiscal year 2013

a. Interim Dividends:

January 10, 2013 - approval of the amount of one billion, six hundred and fifty million reais (R$1,650,000,000.00) based on the income balance stated in the quarterly balance sheet as of September 30, 2012, paid as from February 18, 2013 to the holders of common and preferred shares of record with the Company by the end of January 21, 2013. After such date, the shares were deemed to be “ex-dividends”. Said dividends were deducted from the minimum mandatory dividends payable for fiscal year 2012 and, and such, are considered for all effects of the corporate law.

The table below show a summary of the distributions made in fiscal year 2013

Total Amount	1,650,000,000.00
Interim dividends approved on January 10, 2013	1,650,000,000.00

Per share value	ON	PN [1]
Interim dividends approved on January 10, 2013	1.377913596807	1.515704956488

1 10% higher than the per share value of common shares, as set forth in article 7 of the Company’s Bylaws.

2. ALLOCATION PROPOSAL

The Management proposes, under the terms of paragraph 6 of article 202 of Law 6404/76 and of Art. 26, Paragraph 1(iii) of the Company’s Bylaws, that the income balance for the fiscal year as of December 31, 2012 not yet allocated, in the amount of one billion, four hundred and fifty-eight million, three hundred and seventy-two thousand, eight hundred and seven reais and twenty-one cents (R$1,458,372,807.21) shall be allocated as dividends.

The Management further proposes that dividends and interest on the own capital forfeited in 2012, in the amount of eighty-nine million, six hundred and ninety-one thousand, seven hundred and ninety-one reais and three cents (R$89,691,791.03) which, offset by the actuarial losses recorded and the effect of limitation to the assets of the surplus plans for 2012 in the amount of forty-six million, fifty-six thousand, three hundred and twenty-nine reais and eighty-six cents (R$46,056,329.86) and by other comprehensive income in the amount of three million, two hundred and thirty-nine thousand, seven hundred and sixty reais and eighty-three cents (R$40,395,760.83), shall be also allocated as dividends.

The above proposed dividends, in the total amount of one billion, four hundred and ninety-eight thousand, five hundred and sixty-eight reais and four cents (R$1,498,768,568.04) shall be paid to the holders of common and preferred shares of record with the Company by the end of the date of the General Shareholders’ Meeting held for deciding the approval of such dividends, after which date the shares will be deemed to be “ex-dividends”.

Net Income for the Year		4,453,572,915.38
Allocation to legal reserve		(222,678,645.77)
Adjusted net income		4,230,894,269.61
Minimum mandatory dividend – 25% of the adjusted net income		1,057,723,567.40

Dividends distributed in 2012:		1,122,521,462.40
Interim Dividends		1,122,521,462.40

Dividends distributed in 2013:		1,650,000,000.00
Interim Dividends		1,650,000,000.00

Income available for distribution:		1,458,372,807.21
(+) Forfeited JSCP/Dividends		89,691,791.03
(-)Actuarial losses recorded and effect of limitation to the assets of the surplus plans,
net of taxes		(46,056,329.86)
(-) Other comprehensive income		(3,239,700.34)

Proposed Dividends		1,498,768,568.04

Management’s Proposal for payment of dividends to be approved:

Proposed Total for Approval	1,498,768,568.04

Per share value	ON	PN [1]
Proposed Total for Approval – per share	1.251620356588	1.376782392246

1 10% higher than the per share value of common shares, as set forth in article 7 of the Company’s Bylaws.

The Management has proposed to the General Shareholders’ Meeting to start paying these dividends by December 21, 2013, on a date to be decided by the Executive Committee of the Company and timely informed to the market, which dividends may be paid in one or more installments.

This proposal for allocation of the net income of the Company for the year, considering the amounts approved during fiscal years 2012 and 2013, and the proposal for payment of dividends to be approved by the General Shareholders’ Meeting, show that 100% of the adjusted net income for the year are distributed to the shareholders as dividends.

In compliance with the provisions in Annex 9-1-II, item 7 of CVM Instruction nº 481, dated December 17, 2009, the table below shows a comparison between the net income and the distribution of dividends and interest on the own capital per share in the last years (amounts in R$):

Per share value	2012	2011	2010	2009
Net Income for the Year - ON	3.719174954228	3.635071244521	4.445872933553	4.084940118939
Net Income for the Year - PN [1]	4.091092449651	3.998578368973	4.890460226908	4.493434130833

Approved Dividends / JSCP
JSCP (gross) – ON	-	1.557913776453	1.097180748122	1.121274244280
JSCP (gross) – PN [1]	-	1.713705154097	1.206898822934	1.233401668709

JSCP (net) – ON	-	1.324226709985	0.932603635905	0.953083107639
JSCP (net) – PN [1]	-	1.456649380983	1.025863999495	1.048391418404

Dividends – ON	3.566950672031	1.949151523526	3.503666297264	3.190804087405
Dividends – PN [1]	3.923645739234	2.144066675879	3.854032926991	3.509884496146

1 10% higher than the per share value of common shares, as set forth in article 7 of the Company’s Bylaws.

The shareholders, by unanimous decision of those who exercised their voting right, fully approved the Management Proposal for Allocation of the Net Income for Fiscal Year 2012, including as far as it refers to the dates for payment of dividends, which shall be determined by the Executive Committee as indicated in the Proposal and timely informed to the market.

3 - In relation to the matter in item "3" of the agenda of the Regular Shareholders’ Meeting, referring to the election of members to the Board of Directors for a new term of office, the following resolutions were passed:

3.1 – By appointment of the holder of preferred shares Luciano Carvalho Ventura, with abstention from voting of the controlling shareholders and of the shareholders represented by J.P. Morgan S.A. Distribuidora de Títulos e Valores Imobiliários and Citibank N.A., Mr. Luciano Carvalho Ventura, Brazilian, judicially separated, economist, bearer of identity card RG nº 8.147.870 SSP/SP, enrolled with the CPF/MF under nº 018.153.854-72, resident at Rua João de Souza Dias, 394 – apto. 182, São Paulo - SP, was reelected as Director, by majority of vote of the preferred shares, in a separate voting, for a term of office that begins as of this date and to be ended at the date of the Regular Shareholders’ Meeting to be held in 2016.

3.2 – By the general vote of the common shares, under appointment of shareholder Telefónica Internacional S.A., the following Directors were reelected by majority of votes of the shareholders who attended the meeting: Antonio Carlos Valente da Silva, Brazilian, married, Electric Engineer, bearer of identity card CREA RJ nº 31.547-D, enrolled with the CPF/MF under nº 371.560.557-04, resident and domiciled in São Paulo - SP, with business address at Avenida Eng. Luiz Carlos Berrini, 1376, 32º andar, in the city of São Paulo - SP; Santiago Fernández Valbuena, Spanish, married, economist, bearer of identity card RNE nº V871079-H, holder of Spanish passport nº AAG528820, enrolled with the CPF/MF under nº 235.938.168-73, resident and domiciled in the Capital of São Paulo State, with business address at Rua Martiniano de Carvalho, 851, 21º andar, São Paulo - SP; Antonio Gonçalves de Oliveira, Brazilian, married, sociologist, bearer of identity card RG 3.074.227-4, enrolled with the CPF/MF under nº 050.148.678-04, resident and domiciled in São Paulo - SP, with business address at Avenida Eng. Luiz Carlos Berrini, 1376, 32º andar, São Paulo - SP; Eduardo Navarro de Carvalho, Brazilian, single, engineer, bearer of identity card RG nº M 1.501.849 SSP/MG, enrolled with the CPF/MF under nº 531.710.556-00, resident and domiciled in Madrid, Spain, with business address at Ronda de la Comunicación s/nº, Edifício Central, 3ª planta, in the city of Madrid, Spain, 28050; Francisco Javier de Paz Mancho, Spanish, married, with B.S. degree of Publicity, holder of Passport nº AAC678025, resident and domiciled in Madrid, Spain, with business address at Ronda de la Comunicación, s/nº, Edifício Central A, 1ª planta, in the city of Madrid, Spain, 28050; José Fernando de Almansa Moreno-Barreda,

Spanish, widower, with B.S. degree of Law, holder of Passport nº AAG577836, resident and domiciled in Madrid, Spain, with business address at Ronda de la Comunicación, s/nº, Edíficio Central, 1ª planta, in the city of Madrid, Spain, 28050; Luis Javier Bastida Ibarguen, Spanish, married, with a B.S. degree of Corporate Sciences in his country, bearer of passport nº AAD658629, resident and domiciled in Madrid, Spain, with business address at Gran Via, 28 – 12ª Planta, in the City of Madrid, Spain, 28013; Luiz Fernando Furlan, Brazilian, married, engineer, bearer of Identity Card RG nº 2.985.393, enrolled with the CPF/MF under o nº 019.489.978-00, resident and domiciled in São Paulo - SP, with business address at Rua Líbero Badaró, 425, 23º andar, Edifício Grande São Paulo, São Paulo – SP; Narcís Serra Serra, Spanish, married, with Ph.D. of Economic Sciences in his country, holder of Passport nº AAD869758, resident and domiciled in Barcelona, Spain, with business address at Calle Elisabets nº 10, in the City of Barcelona, Spain, 08001; Paulo Cesar Pereira Teixeira, Brazilian, married, engineer, bearer of identity card RG nº 301.540.175-9, SSP/RS, enrolled with the CPF/MF under nº 284.875.750-72, resident and domiciled in São Paulo - SP, with business address at Avenida Eng. Luiz Carlos Berrini, 1376, 32º andar, São Paulo - SP; Roberto Oliveira de Lima, Brazilian, divorced, business manager, bearer of identity card RG 4.455.53-4, enrolled with the CPF/MF under nº 860.196.518-00, resident and domiciled in São Paulo - SP, with business address at Avenida Eng. Luiz Carlos Berrini, 1376, 32º andar, São Paulo -SP; all of them with a term of office beginning as of this date and to be ended at the date of the Regular Shareholders’ Meeting to be held in 2016. Under the terms of paragraph 2 of article 146 of the Corporate Law, the Directors resident or domiciled abroad shall take office upon appointing a representative resident in Brazil. At such time, the curriculum and other personal information referring to the reelected directors were available at the desk of the presiding board of the meeting, notwithstanding the fact that they were previously made available on the IPE System in the form and on the time provided for in CVM Instruction 481.

Finally, it was informed that the reelected Directors were not subject to any legal restrictions which could prevent them from exercising the office of director and that they were able to sign the statement of non-impediment, as set forth in §4 of art. 147 of Law no. 6404/76 and article 2 of CVM Instruction 367, dated May 29, 2002.

4 – As for item “4” of the Agenda of the Regular Shareholders’ Meeting, which refers to the election of members to the Statutory Audit Committee for a new term of office to begin as of this date and to be ended at the date of the regular shareholders’ meeting to be held in 2014, the following resolutions were passed:

(i) By majority of votes of holders of preferred shares attending the meeting, at a separate voting, with abstention from voting of the controlling shareholder and of shareholders represented by J.P. Morgan S.A. Distribuidora de Títulos e Valores Imobiliários and Citibank N.A., by appointment of the holder of preferred shares, Flávio Stamm, the following members were elected: As Permanent Member: Mr. Flavio Stamm, Brazilian, married, business manager, enrolled with the CRA SP under nº

45.324, bearer of identity card RG 12.317.859 SSP/SP and of CPF/MF 048.241.708-00, resident and domiciled à Rua Patápio Silva, 223 – apto. 32 – São Paulo – SP; and as Deputy Member Gilberto Lerio, Brazilian, divorced, accountant, enrolled with the CRC SP under nº 1SP 111.445/O-9, bearer of identity card RG nº 4.370.494-3 and of CPF/MF 269.714.378-53, resident and domiciled at Av. Indianópolis, 860 – São Paulo

  SP;
  by general vote of the common shares, by appointment of the controlling shareholder, the following members were elected by unanimous vote of those who exercised their voting right: As Permanent Members: (i) Cremênio Medola Netto, Brazilian, married, economist, bearer of identity card RG nº 3.590.896-8 SSP/SP, enrolled with the CPF/MF under o nº 26.676.068-68, resident and domiciled in Atibaia, State of São Paulo, at Rua Araras, 235, Jardim Flamboyant, Atibaia – SP; (ii) Stael Prata Silva Filho, Brazilian, married, business manager, bearer of Identity Card RG nº 4.650.496 SSP/SP, enrolled with the CPF/MF under nº 374.378.958-20, resident and domiciled in the Capital of São Paulo State, at Rua Jesuino Arruda, nº 499, apto. 91, Itaim Bibi, São Paulo – SP; and as Deputy Members, respectively, (i) Gilmar Roberto Pereira Camurra, Brazilian, married, business manager, bearer of identity card RG nº 7.990.926-7 SSP/SP, enrolled with the CPF/MF under nº 810.374.908-78, resident and domiciled in the Capital of São Paulo State, at Avenida Eng. Luiz Carlos Berrini, 1376 –32º andar, São Paulo – SP; (ii) Charles Edwards Allen, Brazilian, single, economist, bearer of identity card RG nº 4.730.628 SSP/SP, enrolled with the CPF/MF under nº 669.820.148-00, resident and domiciled in the Capital of São Paulo State, at Rua João Álvares Soares, 1555, apto. 151, São Paulo – SP.

Since there were no other appointments by the shareholders who attended the meeting, the Statutory Audit Committee was made up of 3 permanent members and 3 deputy members, as elected hereinabove.

5 – As for item “1” of the agenda of the Special Shareholders’ Meeting, it was approved by majority vote of the shareholders attending the meeting, with abstention from voting of the director and of the members of the statutory audit committee who attended the meeting, that the overall annual compensation of the Directors and Executive Officers for fiscal year 2013 should be set at twenty-nine million, eight hundred and twelve thousand, six hundred reais (R$29,812,600.00), it being certain that the individual compensation of each director and executive officer of the Company shall be determined by the Board of Directors in accordance with the Company’s bylaws, and the compensation of the members of the statutory audit committee in exercise of their offices shall be equivalent to 10% of the compensation which , in average, is paid to each Executive Officer, not including in such calculation the benefits, entertainment allowance and eventual profit sharing (variable compensation).

6 – As for item “2” of the agenda of the Special Shareholders’ Meeting, by unanimous vote of those who exercised their voting right, the amendment to item (xxviii) of article 17 of the Company’s Bylaws was approved, in order to add incumbency to the Board of Directors for appointing the executive officer for wholesale matters. Accordingly, article 17, item (xxviii) of the Bylaws, which, after duly amended, is attached hereto as Annex I hereof, shall hereinafter read as follows

“Art. 17 – It shall be incumbent upon the Board of Directors:

(...)

(xxviii) – to appoint and dismiss the internal audit officer, as well as the Wholesale Executive Officer, who shall be exclusively in charge for all the activities in connection with assistance, marketing and delivery of products referring to the Product Reference Offers in the Wholesale Market; and

(...)”

VII – Closing: After the above referred abstentions were fully provided to the presiding board of the meeting, as well as the statements of vote and impediments provided for in the law were recorded, including those of the director and of the statutory audit committee member who attended the meeting, all the matters in the agenda were deemed to have been discussed, the business of the meeting was closed, and the representatives of the shareholders became aware of the drawing-up of these minutes in summary form, under the terms of § 1 of article 130 of Law 6404/76, which minutes were approved by the shareholders as being the faithful reproduction of the matters and resolutions passed at the Meeting, being signed by the attendees. It has been further recorded that, in conformity with § 2 of article 130 of Law 6404/76, the minutes shall be published without showing the signatures of the shareholders. São Paulo, April 16, 2013. (signatures) Breno Rodrigo Pacheco de Oliveira, Chairman of the Meeting, representing the Management of the Company; Michelle Morkoski Landy, Secretary of the Meeting; SP Telecomunicações Participações Ltda., by proxy, Michelle Morkoski Landy; Telefônica Internacional S/A, by proxy, Michelle Morkoski Landy; Telefônica Chile S.A., by proxy, Michelle Morkoski Landy; Telefônica S.A., by proxy, Michelle Morkoski Landy; represented by Votorantim Asset Management DTVM Ltda., by proxy, Rodrigo de Mesquita Pereira, shareholders: FUNDO DE INVESTIMENTO EM AÇÕES VOTORANTIM DIVIDENDOS and FUNDO DE INVESTIMENTO VOTORANTIM SUSTENTABILIDADE EM AÇÕES; represented by Itau Unibanco S.A., by proxy, Rodrigo de Mesquita Pereira, shareholders AMUNDI FUNDS; represented by J.P. Morgan S.A. Distribuidora de Títulos e Valores Imobiliários, by proxy, Rodrigo de Mesquita Pereira, shareholders: CITY OF PHILADELPHIA PUBLIC EMPLOYEES RETIREMENT SYSTEM, FLEXSHARES MORNINGSTAR EMERGING MARKETS FACTOR TILT INDEX FUND, JNL/MELLON CAPITAL MANAGEMENT EMERGING MARKETS INDEX FUND, JP MORGAN CHASE RETIREMENT PLAN, JPMORGAN LATIN AMERICA FUND, NORGES BANK, PUBLIC EMPLOYEES RETIREMENT ASSOCIATION OF NEW MEXICO, SBC MASTER PENSION TRUST, SCHRODER INTERNATIONAL SELECTION FUND, STATE OF NEW MEXICO STATE INVESTMENT COUNCIL, STICHTING DEPOSITARY APG EMERGING MARKETS EQUITY POOL, STICHTING PENSIOENFONDS VOOR HUISARTSEN, THE HARTFORD EMERGING MARKETS RESEARCH FUND, THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR MTBJ400045831, THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR MTBJ400045835, THE PUBLIC EDUCATION EMPLOYEE RETIREMENT SYSTEM OF MISSOURI, THE PUBLIC SCHOOL RETIREMENT SYSTEM OF MISSOURI, VANGUARD INVESTMENT SERIES, PLC, VANGUARD TOTAL INTERNATIONAL STOCK INDEX FUND, A SERIES OF VANGUARD STAR FUNDS, PUBLIC EMPLOYEES RETIREMENT ASSOCIATION OF NEW MEXICO; represented by Banco Santander Brasil (Brasil) S.A., by proxy, Rodrigo de Mesquita Pereira, shareholders: AMUNDI ACTIONS EMERGENTS, EDMOND DE ROTHSCHILD LATIN AMERICA, FDA 21, GRD 21, TOBAM ANTI-BENCHMARK EMERGING MARKETS EQUITY FUND; represented by Citibank N.A., by proxy, Rodrigo de Mesquita Pereira, shareholders: FORD MOTOR COMPANY DEFINED BENEFIT MASTER TRUST, SSGA EMERGING MARKETS INDEX PLUS NON-LENDING COMMON TRUST FUND, FIDELITY LATIN AMERICA FUND, ASCENSION HEALTH MASTER PENSION TRUST, ADVISORS INNER CIRCLE FUND - ACADIAN EMERGING MARKETS PORTFOLIO, AGF INVESTMENTS INC, INVESCO GLOBAL CORE EQUITY FUND, BLACKROCK INSTITUTIONAL TRUST COMPANY, N.A., CITY OF LOS ANGELES FIRE AND POLICE PENSION PLAN, IBM 401(K) PLUS PLAN, MANAGED PENSION FUNDS

LIMITED, PRUDENTIAL WORLD FUND, INC. PRUDENTIAL INTERNATIONAL EQUITY FUND, PUBLIC EMPLOYEES RETIREMENT SYSTEM OF OHIO, SAN DIEGO GAS & ELEC CO NUC FAC DEC TR QUAL, SOUTHERN CA EDISON CO NUCLEAR FAC QUAL CPUC DECOM M T FOR SAN ONOFRE AND PALO VERDE NUC GEN STATION, EATON VANCE PARAMETRIC TAX-MANAGED EMERGING MARKETS FUND, TEACHER RETIREMENT SYSTEM OF TEXAS, THE BARING EMERGING MARKETS UMBRELLA FUND, SUB FUND, THE BARING LATIN AMERICA FUND, THE BOARD OF REGENTS OF THE UNIVERSITY OF TEXAS SYSTEM, THE MONETARY AUTHORITY OF SINGAPORE, THE WASHINGTON UNIVERSITY, TREASURER OF THE STATE OF NORTH CAROLINA EQUITY INVESTMENT FUND POOLED TRUST, ACADIAN EMERGING MARKETS EQUITY FUND, KANSAS PUBLIC EMPLOYEES RETIREMENT SYSTEM, AMERICAN AIRLINES,INC.MASTER FIXED BENEFIT PENSION TRUST, SSGA MSCI BRAZIL INDEX NON-LENDING QP COMMON TRUST FUND, CAISSE DE DEPOT ET PLACEMENT DU QUEBEC, FLORIDA RETIREMENT SYSTEM TRUST FUND, PRINCIPAL LIFE INSURANCE COMPANY, PUBLIC EMPLOYEE RETIREMENT SYSTEM OF IDAHO, RAYTHEON COMPANY MASTER TRUST, STATE OF WINSCONSIN INVESTMENT BOARD MASTER TRUST, THE FIRST CHURCH OF CHRIST, SCIENTIST, IN BOSTON MASSACHUSETTS, THE PENSION RESERVES INVESTMENT MANAGEMENT BOARD, WASHINGTON STATE INVESTMENT BOARD, JOHNSON & JOHNSON PENSION AND SAVINGS PLANS MASTER TRUST, ILLINOIS STATE BOARD OF INVESTMENT, MICROSOFT GLOBAL FINANCE, MUNICIPAL EMPLOYEES ANNUITY AND BENEFIT FUND OF CHICAGO, EVANGELICAL LUTHERAN CHURCH IN AMERICA BOARD OF PENSIONS, PRUDENTIAL RETIREMENT INSURANCE AND ANNUITY COMPANY, JOHN HANCOCK VARIABLE INSURANCE TRUST INTERNATIONAL EQUITY INDEX TRUST B, FLORIDA STATE BOARD OF ADMINISTRATION, ALASKA PERMANENT FUND, BELLSOUTH CORPORATION RFA VEBA TRUST FOR NON-REPRESENTABLE EMPLOYEES, THE SEVENTH SWEDISH NATIONAL PENSION FUND - AP 7 EQUITY FUND, IBM DIVERSIFIED GLOBAL EQUITY FUND, AT&T UNION WELFARE BENEFIT TRUST, GLOBAL ADVANTAGE FUNDS - EMERGING MARKETS HIGH VALUE TEILFONDS, HIGHMARK INTERNATIONAL OPPORTUNITIES FUND, THE HONEYWELL INTERNATIONAL INC. MASTER RETIREMENT TRUST, THE NOMURA TRUST AND BANKING CO., LTD. RE: INT. EMERGING STOCK INDEX MSCI EMERGING NO HEDGE MOTHER FUND, EMERGING MARKETS SUDAN FREE EQUITY INDEX FUND, EATON VANCE PARAMETRIC STRUCTURED EMERGING MARKETS FUND, CN CANADIAN MASTER TRUST FUND, INVESCO INTERNATIONAL CORE EQUITY FUND, NUVEEN GLOBAL VALUE OPPORTUNITIES FUND, ISHARES MSCI BRAZIL (FREE) INDEX FUND, SPDR S&P EMERGING MARKETS ETF, MANULIFE GLOBAL FUND, EMERGING MARKETS INDEX NON-LENDABLE FUND, THE GMO ERISA POOL, THE GMO FOREIGN FUND SERIES, GMO GLOBAL ACTIVE EQUITY FUND, LP, FIDELITY INVESTMENT TRUST: LATIN AMERICA FUND, VANGUARD EMERGING MARKETS STOCK INDEX FUND, GMAM INVESTMENT FUNDS TRUST, NEW YORK STATE TEACHER`S RETIREMENT SYSTEM, VIRGINIA RETIREMENT SYSTEM, COUNTY EMPLOYEES ANNUITY AND BENEFIT FUND OF THE COOK COUNTY, VANGUARD FTSE ALL-WORLD EX-US INDEX FUND, A SERIES OF VANGUARD INTERNATIONAL EQUITY INDEX FUNDS, NORTHERN TRUST INVESTMENT FUNDS PLC, ISHARES MSCI BRIC INDEX FUND, PUBLIC SECTOR PENSION INVESTMENT BOARD, SCHWAB FUNDAMENTAL EMERGING MARKETS INDEX FUND, COLLEGE RETIREMENT EQUITIES FUND, EATON VANCE COLLECTIVE INVESTMENT TRUST FOR EMPLOYEE BENEFIT PLANS -EMERGING MARKETS EQUITY FUND, PRINCIPAL EMERGING MARKETS EQUITY FUND, ADVANCED SERIES TRUST - AST PARAMETRIC EMERGING MARKETS EQUITY PORTFOLIO, LINCOLN VARIABLE INSURANCE PRODUCTS TRUST - LVIP

SSGA EMERGING MARKETS 100 FUND, VANGUARD TOTAL WORLD STOCK INDEX FUND, A SERIES OF VANGUARD INTERNATIONAL EQUITY INDEX FUNDS, LLOYD GEORGE INVESTMENT COMPANY PLC, MELLON BANK N.A EMPLOYEE BENEFIT COLLECTIVE INVESTMENT FUND PLAN, BEST INVESTMENT CORPORATION, MINISTRY OF STRATEGY AND FINANCE, OLD MUTUAL GLOBAL FUNDS PLC, PICTET - EMERGING MARKETS INDEX, PICTET GLOBAL SELECTION FUND - GLOBAL HIGH YIELD EMERGING EQUITIES FUND, ACADIAN EMERGING MARKETS EQUITY II FUND, LLC, BELLSOUTH CORPORATION RFA VEBA TRUST, BMO LLOYD GEORGE EMERGING MARKETS EQUITY FUND, PPL SERVICES CORPORATION MASTER TRUST, PICTET FUNDS S.A RE: PI(CH)-EMERGING MARKETS TRACKER,FIDELITY SALEM STREET TRUST: FIDELITY SERIES GLOBAL EX U.S. INDEX FUND,STICHTING PENSIOENFONDS HORECA & CATERING, ISHARES MSCI EMERGING MARKETS INDEX FUND, NORTHERN TRUST UCITS COMMON CONTRACTUAL FUND, UPS GROUP TRUST, EMERGING MARKETS INDEX NON-LENDABLE FUND B, GMO WORLD EX - UK EQUITY FUND, CHANG HWA COMMERCIAL BANK, LTD., IN ITS CAPACITY AS MASTER CUSTODIAN OF ING BRAZIL FUND, FIRST TRUST EMERGING MARKETS ALPHADEX FUND, BLACKROCK CDN MSCI EMERGING MARKETS INDEX FUND, TIAA-CREF FUNDS - TIAA-CREF EMERGING MARKETS EQUITY INDEX FUND, EMERGING MARKETS EQUITY INDEX MASTER FUND, EMERGING MARKETS EQUITY INDEX PLUS FUND, CF DV EMERGING MARKETS STOCK INDEX FUND, MARTIN CURRIE IF - LATIN AMERICA FUND, PYRAMIS GLOBAL EX U.S. INDEX FUND LP, FORMULA INVESTING INTERNATIONAL VALUE 400 FUND, DBX MSCI BRAZIL CURRENCY-HEDGED EQUITY FUND, FORMULA INVESTING INTERNATIONAL VALUE SELECT FUND, JAPAN TRUSTEE SERVICES BANK, LTD. STB LM BRAZILIAN HIGH DIVIDEND EQUITY MOTHER FUND, MFS INSTITUTIONAL TRUSTS (CANADA) - MFS BLENDED RESEARCH GLOBAL EQUITY 130/30 FUND, FIRST TRUST BRAZIL ALPHADEX FUND, FIRST TRUST LATIN AMERICA ALPHADEX FUND, HEXAVEST ACWI EQUITY FUND, RETAIL EMPLOYEES SUPERANNUATION PTY LIMITED, VANGUARD EMERGING MARKETS SELECT STOCK FUND, INVESCO EMERGING MARKETS EQUITY FUND, ISHARES MSCI ACWI EX US INDEX FUND, ISHARES MSCI ACWI INDEX FUND, ST. JAMES´S PLACE GLOBAL EQUITY UNIT TRUST, FIDELITY SALEM STREET TRUST: SPARTAN EMERGING MARKETS INDEX FUND, FIDELITY SALEM STREET TRUST: SPARTAN GLOBAL EX U.S. INDEX FUND, VANGUARD FUNDS PUBLIC LIMITED COMPANY, EATON VANCE INT (IRELAND) FUNDS PLC -EATON VANCE INT (IRELAND) PARAMETRIC EMERGING MARKETS CORE FD, HARRIS INVESTMENT MANAGEMENT COLLECTIVE INVESTMENT TRUST, COMPASS AGE LLC, CHIMCO ALPHA FUND, LLC, HAND COMPOSITE EMPLOYEE BENEFIT TRUST, JOHN HANCOCK FUNDS II STRATEGIC EQUITY ALLOCATION FUND, PICTET - EMERGING MARKETS SUSTAINABLE EQUITIES, FRANCISCAN ALLIANCE, INC, PICTET - EMERGING MARKETS HIGH DIVIDEND, LVIP BLACKROCK EMERGING MARKETS INDEX RPM FUND, EATON VANCE INT (IR) FDS PLC - EATON VANCE INT (IR) HEXAVEST ALL-COUNTRY GLOBAL EQUITY FUND, ACADIAN TAX AWARE EMERGING MARKETS EQUITY FUND,LLC, EMERGING MARKETS EX-CONTROVERSIAL WEAPONS EQUITY INDEX FUND B, STATE OF CALIFORNIA PUBLIC EMPLOYEES RETIREMENT SYSTEM, STATE STREET BANK AND TRUST COMPANY INVESTMENT FUNDS FOR TAX EXEMPT RETIREMENT PLANS, STATE STREET EMERGING MARKETS, ALAHLI EMERGING MARKETS TRADING EQUITY FUND, CANADA PENSION PLAN INVESTMENT BOARD; represented by Spinelli S/A – Corretora de Valores Mobiliários e Câmbio, by Manuel Nogueira Lois, shareholder Valdir Roque; represented by Spinelli S/A –Corretora de Valores Mobiliários e Câmbio, by Manuel Nogueira Lois, shareholders: Clube de Investimento Vip Aurum, Spinelli Fundo de Investimento em Ações, Vida Feliz – Fundo de Investimento em Ações; Flávio Stamm – Statutory Audit Committee

Member, Stael Prata Silva Filho - Statutory Audit Committee Member; Giuliano Augusto de Melo – Company Accountant; Luciano Carvalho Ventura.

We hereby certify that this is a faithful copy of the minutes of the 15th Regular Shareholders’ Meeting and of the 37th Special Shareholders’ Meeting, held on April 16, 2013, which were drawn-up in the proper book.

Michelle Morkoski Landy
Secretary
OAB/SP nº 178.637

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.

Date:	April 25th, 2013	By:	/s/ Luís Carlos da Costa Plaster
			Name:	/s/ Luís Carlos da Costa Plaster
			Title:	Investor Relations Director